FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

NOTICE TO THE MARKET

São Paulo, Brazil, June 28, 2011. Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 3 of Brazilian Securities and Exchange Commission (“CVM”) Instruction 358 dated January 3, 2002, hereby discloses the following correspondence from Casino Guichard Perrachon received today.

São Paulo, June 28, 2011

Vitor Fagá de Almeida

Investors Relations Officer

Paris, June 28th, 2011.

Companhia Brasileira de Distribuição

Attn. Mr. Enéas Pestana

Chief Executive Officer

Attn. Mr. Vitor Faga de Almeida

Investors Relation Officer

With a copy to:

Members of the Board of Directors

Dear Sirs,

In view of the publicly disclosed proposal presented on the date hereof by Gama 2 SPE Empreendimentos e Participações S/A, which has already been sent to you by the Chairman of the Board of Directors ("Proposal"), we hereby inform you that, considering the provisions of Law No. 6,404/76 and of the shareholders’ agreements executed by the Company and filed at its headquarters, we have requested Mr. Abilio dos Santos Diniz, in his capacity as Chairman of the Board of Directors of the controlling shareholder Wilkes Participações S.A., through the attached letter, to immediately convene a meeting of the Board of Directors of said company, in order to discuss the terms of the Proposal.

We also send you, attach to this letter, the press release we have disclosed to the markets in France on the date hereof.

We hereby request you that, with the aim of protecting the interests of the Company, no negotiation with third-parties be initiated, no information on the business of CBD be disclosed to third-parties and no agreement be executed with third-parties, before the required approval from the controlling shareholder Wilkes is obtained, in accordance with the rules established in the shareholders’ agreements filed with the Company, which are to be mandatorily complied with by the Company and its managers.

We deeply regret that, as publicly disclosed and now confirmed by the Proposal, Mr. Abilio dos Santos Diniz, which has already sold and received the consideration for the Company’s control in 2005, initiated and conducted secret and unlawful negotiations with a third-party competitor of the Company and its representatives, without even informing the single largest shareholder of the Company (Casino) and whilst publicly denying the existence of material negotiations.

We stress that, in light of an aggression of this magnitude, we will not hesitate to continue the pursuit of any appropriate measures for the protection of the interests of the company and all of its shareholders, as well as of the rule of law and of the respect for private property that characterize Brazil.

Whilst confirming our confidence in the Company’s management and our irreversible commitment towards the future of CBD, we hereby request that the complete contents of this letter be publicly disclosed with the aim of duly informing the investors, by means of a notice to the market by CBD to be disclosed prior to the beginning of trading on the date hereof.

Sincerely,

______________________________________

Jean-Charles Naouri

Casino Guichard-Perrachon

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 28, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.